TRIAGO AMERICAS INC. (D/B/A TRIAGO)

**SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-7)**

FOR THE YEAR ENDED MARCH 31, 2016

Form SIPC-7 General assessment for the year	$	4,761
Less payment made with interim SIPC-6		1,480
Amount due with SIPC 7		3,281
Amount paid with SIPC 7 – paid in May 2016		3,309
Overpayment carried forward	$	(28)

SIPC Collection Agent: Securities and Protection Corporation